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                                  EXHIBIT 99

                                PRESS RELEASE

TMCI ELECTRONICS, INC. ANNOUNCES THE ACQUISITION OF A WIRE CABLE AND HARNESS MANUFACTURER LOCATED IN SAN JOSE

    SAN JOSE, California, November 12, 1996--TMCI Electronics, Inc. (NASDAQ Small Cap: TMEI) announced today that it has acquired the San Jose-Based wire cable and harness manufacturing business of Pen Interconnect Inc. Under the terms of the agreement, TMCI acquired 100% of the business and net assets of Pen's San Jose Division, for a total purchase price of $3,300,000, consisting of cash, notes, and shares of TMCI Electronics, Inc. stock. The business will operate as a part of Touche Electronics, Inc., a wholly owned subsidiary of TMCI Electronics, Inc.

    "We are delighted to have completed the acquisition of Pen's wire cable and harness manufacturing business. It will allow TMCI to provide a broader array of services to our customers," said Rolando Loera, Chairman of the Board of Directors and Chief Executive Officer of TMCI. "The completion of this acquisition will allow TMCI to further satisfy the rapidly growing demand for outsourcing of contract manufacturing services," Mr. Loera added.

    TMCI Electronics, Inc., headquartered in San Jose, is the parent of Touche Manufacturing Co. Inc. ("Touche") and Touche Electronics, Inc. ("TEI"). Touche manufactures and assembles custom designed metal cabinets and enclosures for original equipment manufacturers of computers, telecommunications equipment, semiconductor manufacturing test equipment and medical testing equipment. TEI provides value-added turnkey services to Touche's OEM and other customers. TMCI's common stock is listed on the NASDAQ SmallCap Market under the symbol TMEI.

                  CONTACT:   Charles E. Shaw, Vice President - CFO
                             408-272-5700